November 8, 2023

CF Acquisition Corp. VIII

110 East 59th Street

New York, NY 10022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Kate Beukenkamp and Donald Field

Re:	CF Acquisition Corp. VIII

Registration Statement on Form S-1

Filed August 14, 2023, as amended

File No. 333-273963

Dear Ms. Beukenkamp and Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CF Acquisition Corp. VIII hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 12:30 p.m. ET on Monday, November 13, 2023, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Javad Husain of Hughes Hubbard & Reed LLP at (857) 225-6204 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer

cc:	Hughes Hubbard & Reed LLP

Willkie Farr & Gallagher LLP